HANOVER ENTERTAINMENT

CONTRACTOR SERVICES AGREEMENT

DATED: As of June 23, 2022

COMPANY: Good Works Film LLC
Attn: Kip Konwiser
4547 Morro Drive
Woodland Hills, CA 91364
(310) 567-0415

CONTRACTOR: Hanover Entertainment

CONTENT: *Outlaw Posse (working title)*, a theatrical film release

1.   **SERVICES**. Company hereby engages Contractor to provide services securing fees from brands for products appearing in Content, and products for use (on and off screen) by Company, in connection with the Content.

Contractor's services shall commence on or about June 23, 2022, but not earlier than Company's receipt of signed copies of this agreement and continuing thereafter until completion of all services. Contractor shall render such services in a diligent and conscientious manner to the best of Contractor's ability and shall promptly and faithfully comply with all reasonable instructions, directions and requests (including, without limitation, those relating to matters of artistic taste and judgment) made or issued by Company.

a.   Contractor will provide broad outreach to brand/agency/contacts, present opportunities to filmmakers, negotiate with brands, work with Production Legal to provide and secure signed agreements, handle logistics and shipping of items to set, work with Production department heads on special needs, provide ongoing status reports, and securing production invoices for brands to provide contractual payments of fees as required. Additionally, Contractor will also provide advice and opinion on marketing, promotional and publicity issues related to the Content, when requested by Producers.

b.   Company agrees to designate Contractor as "exclusive representative" of Content in brand marketplace. Consultant will direct all inquiries internal or external by any potential fee-based brands or supplier arrangements to Contractor for negotiation and management. Company will provide final approval in writing, signed by Kip Konwiser, for all accepted brand fee offers and subsequent integration in content.

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2.   **COMPENSATION AND CREDIT.** Provided Contractor performs all of Contractor's obligations hereunder, and if Contractor is not in breach or default hereof, Company shall pay Contractor the following compensation and credit provision:

  a) A 10% commission payment of cash fees secured by Contractor through contracts with brands or products, within 15 days of Company receiving such fees remitted directly to Company.
  b) Executive Producer Credit: Contractor shall receive credit on screen substantially as "Executive Producer – Stewart Scott Mitchell" in the main titles on a shared card, with other executive producers on the Picture, if any, on all positive prints of the Picture. If the main title credits appear in the end titles, Contractor's credit shall also appear in the end credits. All credit provisions are subject to the Financier's approval (or its assignee).

3.   **COSTS AND EXPENSES.** All overhead, equipment, and personnel necessary to the services required of Contractor hereunder shall be Contractor's sole responsibility and shall be at Contractor's sole cost and expense.   As an independent contractor, Contractor represents and warrants that Contractor shall be solely responsible for payment of all unemployment, disability insurance, social security, income tax and other withholdings, deductions and payments required by law with respect to Contractor's compensation for the services rendered hereunder. Any contractor travel expenses related to the content, if required, would be at company's sole expense.

4.   **RIGHTS.** All results and proceeds of Contractor's services hereunder shall be deemed a work made-for-hire for Company within the meaning of the copyright laws of the U.S. or any similar or analogous law or statute of any other jurisdiction and Contractor hereby irrevocably grants Company all rights in and to the materials (including copyright) in connection with the Content, accordingly, Company shall be the sole and exclusive owner thereof for all purposes and may exploit same by all means and media now known or hereafter devised throughout the universe in perpetuity.

5.   **REPRESENTATIONS/WARRANTIES:** Contractor represents and warrants that (a) Contractor is free to enter into this agreement and is not subject to any conflicting obligations or any disability which will prevent or interfere with the execution and full performance of this agreement; and (b) that any materials provided by Contractor and used by Company shall not infringe upon or violate any copyright of, or the right of privacy or any other right of any person.

6.   **SUSPENSION/TERMINATION.** Company shall have the right to suspend this agreement and Contractor's services and compensation hereunder during all periods: (a) that Contractor does not render services hereunder because of illness, incapacity, default, or similar matters, (b) that development and/or production of the Content is prevented or interrupted or delayed because of an event of force majeure or any other event which so prevents or interferes with the development and/or production of the Content including, without limitation, any labor dispute, fire, war or governmental action, terrorist acts, or any disruptive event beyond Company's control, or (c) that production of the Content is prevented, interrupted, or delayed by reason of the death, illness or incapacity of the director, director of photography, a producer, or a principal member of the cast. Unless this agreement is terminated, the term of Contractor's services shall be deemed extended by a period equivalent to all such periods of suspension. Company shall have the right to terminate Contractor's services at any time, with or without cause, in which case, Company shall have no further obligations to Contractor hereunder (except, if Company terminates Contractor without cause, to the extent amounts due Contractor hereunder have accrued prior to the date of such termination).

7.   **CONFIDENTIALITY:**   Contractor shall keep confidential all matters relating to the Content (including, without limitation, the script, the plot, or any elements thereof, any set design, props or effects, or activities of the cast and crew) and Company's business or production activities, and shall not furnish to third parties, or authorize the dissemination of, any advertising material, publicity of any form or other information of any kind relating to the Content, Contractor's services or Company (or its operations or personnel). Notwithstanding the foregoing, Contractor may provide information necessary to suppliers of product and other materials to perform Contractor's services, provided that all such suppliers sign Company's standard confidentiality and non-disclosure agreement.

8.   **REMEDIES.** In the event of any breach of this agreement by Company, Contractor's remedy shall be limited to an action at law for money damages, if any, and in no event shall Contractor be entitled to terminate this agreement or to seek to enjoin or restrain the development, production, exhibition, distribution, advertising, exploitation, or marketing of the Content or any ancillary rights thereto.

9.   **APPLICABLE LAW.** THIS AGREEMENT SHALL IN ALL RESPECTS BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA APPLICABLE TO AGREEMENTS MADE IN AND WHOLLY TO BE PERFORMED IN THAT JURISDICTION, AND THE PARTIES HERETO SUBMIT AND CONSENT TO THE JURISDICTION OF THE COURTS PRESENT IN THE STATE OF CALIFORNIA IN ANY ACTION BROUGHT TO ENFORCE (OR OTHERWISE RELATING TO) THIS AGREEMENT.

10.   **DISPUTE RESOLUTION.** All claims, controversies or disputes arising out of, in connection with, or relating to this Agreement ("Covered Claims"), shall be resolved by binding arbitration in Los Angeles, California.

11.   **ASSIGNMENT.**   Company shall have the right to assign this agreement and all or any part of Company's rights hereunder to any person, firm or corporation, and this agreement shall be binding upon and inure to the benefit of Company's successors, licensees and assigns. This agreement and Contractor's obligations hereunder may not be assigned by Contractor.

12.   **ENTIRE AGREEMENT/COUNTERPARTS.**   When signed where indicated below, this agreement shall constitute the entire agreement between the parties, and shall supersede all prior agreements, oral or written, and it may not be modified except by a written amendment signed by the parties hereto.

In Witness Whereof, the parties hereto have signed this Agreement effective as of the date written herein above.

ACCEPTED AND AGREED TO:

Company   **Hanover Entertainment**

By: _____ es GWFLLC   By: _____ Stewart Mitchell
Title: _Manager/Member_   Title: Stewart Mitchell, Principal